Mail Stop 4561

February 1, 2008

VIA U.S. MAIL AND FAX (469) 522-4240

Steven Abney
Chief Financial Officer
Income Opportunity Realty Investors, Inc.
1755 Wittington Place, Suite 340
Dallas, TX 75234

> **Re: Income Opportunity Realty Investors, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Filed March 30, 2007**
> **File No. 001-14784**

Dear Mr. Abney:

We have reviewed your response letter dated January 24, 2008 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Steven Abney
Income Opportunity Realty Investors, Inc.
February 1, 2008
Page 2

Form 10-K for the year ended December 31, 2006

Financial Statements

Consolidated Balance Sheets, page 28

1.   We note your response to our prior comment one. Please tell us how you
        determined it was necessary to continue to account for the residential real estate
        as directly owned assets upon settlement of the litigation in August of 2005.
        Within your response, please tell us how you determined it was appropriate to
        neither consolidate MOPI nor record it as an equity method investee. Please
        reference the authoritative literature relied upon by management.

                                *   *   *   *

        Please respond to this comment within 10 business days or tell us when you will
provide us with a response. Please file your response letter on EDGAR. You may
contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202)
551-3629 if you have questions.

                                                Sincerely,

                                                Kevin Woody
                                                Branch Chief